UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LANDS’ END, INC.
(Name of Subject Company (issuer))
LEWHP, LLC
(Offeror)

Common stock, $0.01 par value per share
(Title of Class of Securities)
51509F105
(CUSIP Number of Class of Securities)

Yehuda Shmidman
Chairman and Chief Executive Officer
WH TOPCO, L.P. (d/b/a WHP Global)
530 Fifth Avenue, 12th Floor New York, New York 10036
Telephone: (646) 518-8495
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Sophia Hudson, P.C.
Leia Pearl Andrew
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer (the “Offer”) by LEWHP, LLC, a Delaware limited liability company (“Purchaser”), and a wholly owned indirect subsidiary of WH Topco, L.P. (d/b/a WHP Global), a Delaware limited partnership, to purchase up to 2,222,222 of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lands’ End, Inc., a Delaware corporation (the “Company”), in exchange for $45.00 per share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase, including, among others, the requirement that the closing of the Transactions (as defined in the Offer to Purchase) occurs substantially concurrently with the closing of the Offer. Purchaser will not close the Offer unless the Transactions are closed substantially concurrently therewith. There is no financing condition to the Offer or the Transactions.
For the avoidance of doubt, the Offer will not close, and no payment for tendered Shares will be made, until after the Expiration Time (as defined in the Offer to Purchase) has passed and all Offer Conditions (as defined in the Offer to Purchase) have been satisfied or waived. If the closing of the Transactions is delayed beyond April 2, 2026, Purchaser expects to extend the Offer (subject to the Outside Date, as defined in the Offer to Purchase) for such period(s) as necessary for the Offer and the Transactions to close substantially concurrently. The Offer will not close unless the Transactions close.
All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.
Item 10.   Financial Statements.
Not applicable.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 26, 2026.
(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in The New York Times on February 26, 2026.
(a)(5)(A)	Press Release, dated January 26, 2026, issued by the Company and Purchaser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the Securities and Exchange Commission on February 26, 2026).
(a)(5)(B)*	Press Release, dated February 26, 2026, issued by Purchaser.
(b)(1)*^	Credit Agreement, dated February 20, 2025, by and among WH Borrower, LLC, as the borrower, WH Intermediate, LLC, as holdings, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the lenders party thereto from time to time.
(b)(2)*^	Amended and Restated 2026 Incremental Commitment Letter, dated February 6, 2026, by and among WH Borrower, LLC, Morgan Stanley Senior Funding, Inc., Jefferies Finance LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal. BMO Capital Markets Corp., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.
(d)(1)^	Membership Interest Purchase Agreement, dated January 26, 2026, by and among the Company, Lands’ End Direct Merchants, Inc., a Delaware corporation and wholly owned subsidiary of the Company, Purchaser, WH Borrower, LLC, a Delaware limited liability company, and WH Topco, L.P., a Delaware limited partnership (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 26, 2026 (File No. 001-09769)).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

^
Schedules and similar attachments omitted pursuant to Item 601(a)(5) of Regulation S-K. Purchaser agrees to furnish supplementally a copy of any omitted schedules, annexes and/or exhibits to the Securities and Exchange Commission upon request; provided, however, that Purchaser may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules, annexes or exhibits so furnished.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 26, 2026	LEWHP, LLC
/s/ Yehuda Shmidman Name: Yehuda Shmidman
Title: Chief Executive Officer